INVESTMENT AGREEMENT Exhibit l(1)
                               Merlin Funds Group
                             1200 Old Henderson Road
                              Columbus, Ohio 43220

          This Investment Agreement is made among Merlin Funds Group, a Delaware business trust (the "Fund"), Michael Patterson, Inc. ("MPI"), distributor for the Fund, and J. Craig Wright, (the "Investor").

          For and in consideration of the mutual agreements herein contained, Investor hereby agrees to purchase from the Fund and the Fund agrees to sell to Investor shares of beneficial interest ("Shares"), in Merlin US Community Bank Stock Fund, ("Series"), a series of the fund, at the price of $10.00 dollar(s) a share, upon the following terms and conditions:

          Section 1. Investor agrees to deliver $50,000.00 dollar(s) to MPI simultaneously with Investor's execution of this Investment Agreement. As agent for Investor, MPI will hold this money in a segregated bank account until either the Fund or Investor has a right under the terms of this Investment Agreement to receive the money.

          Section 2. The Fund will not issue any securities to Investor or receive any of the proceeds of this Investment Agreement until investment agreements identical in form to this one have been made by not more than 25 persons (which persons shall include Investor) to purchase from the Fund securities for an aggregate net amount, which plus the Series' then net worth will equal at least$100,000.

          Section 3. Unless such aggregate net amount is paid to the Fund and the Series has $100,000 of net worth within 90 days after the date on which the registration statement filed under the Securities Act of 1933 with respect to the Fund's shares becomes effective, this Investment Agreement shall become null and void and the full amount paid in by the Investor and held in the segregated bank account by MPI will be refunded to the Investor on demand without any deduction.

          Section 4. In the event that such aggregate net amount of cash has been paid in and the Series has a net worth of at least $100,000 within 90 days after such registration statement has become effective, then this Investment Agreement shall be in full force and effect and MPI will deliver to the Fund the full amount paid by the Investor and held in the segregated bank account.

          Section 5. Investor agrees that the shares are being purchased for investment with no present intention of reselling or redeeming said shares.

          Section 6. It is understood that said aggregate net amount will be paid in to the Fund before any investment agreements for shares will be accepted from any persons in excess of twenty-five.

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     IN WITNESS  WHEREOF,  this  Investment  Agreement  is  entered  into by the undersigned as of the 20th day of May, 1999.


                                    /s/ J. Craig Wright
                                   Investor Signature

                                   Print Name:   J. Craig Wright

                                   Address:  17 South High Street
                                             Columbus, Ohio 43215


                                   MICHAEL PATTERSON, INC.,
                                   distributor for Merlin Funds Group



                                   By: /s/   Michael Patterson
                                             Michael Patterson, President



                                   MERLIN FUNDS GROUP, a Delaware business trust



                                   By: /s/   Joseph McCloud
                                             Joseph McCloud, President

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